SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              ---------------------
                                 Amendment No. 2
                                SCHEDULE 14D-1/A
           Tender Offer Statement Pursuant to Section 14(d)(1) of the
                         Securities Exchange Act of 1934
                              ---------------------
                          AMERICAN CAPITAL CORPORATION
                       TRANSCAPITAL FINANCIAL CORPORATION
                           (Name of Subject Companies)

                           ALLIANCE STANDARD II L.L.C.
                           ALLIANCE STANDARD II CORP.
                               MICHAEL L. LEWITTES
                                 ROBERT S. JAFFE
                                    (Bidders)

$3.75 Series A Preferred Stock, $1.00 Par Value, of American Capital Corporation Common Stock, Par Value $1.00 Per Share, of TransCapital Financial Corporation
                        (Title of Classes of Securities)

   024898207 ($3.75 Series A Preferred Stock of American Capital Corporation)
         893528109 (Common Stock of TransCapital Financial Corporation)
                      (CUSIP Number of Class of Securities)


     Michael L. Lewittes                         Keith R. Bish
  ALLIANCE STANDARD II, L.L.C.               ALLIANCE STANDARD II CORP.
     520 Madison Avenue            c/o International Fund Administration, Ltd.
         7th Floor                          48 Par-la-Ville Road
     New York, NY 10022                           Suite 464
   Telephone: (212) 826-6805                  Hamilton HM11, Bermuda
                                            Telephone: (441) 295-4718


                                 with copies to:

                                Thomas E. Kruger
                                Battle Fowler LLP
                               75 East 55th Street
                            New York, New York 10022
                            Telephone: (212) 856-7000

          (Name, Address and Telephone Number of Persons Authorized to
             Receive Notices and Communications on Behalf of Bidder)

                                                         Page 1 of         Pages

                       SCHEDULE 14D-1/A - Amendment No. 2

                          AMERICAN CAPITAL CORPORATION
                       TRANSCAPITAL FINANCIAL CORPORATION

     This  statement  constitutes  Amendment  No. 2 to the statement on Schedule
14D-1 (the "Original Statement," and as supplemented and amended hereby, the "Statement") relating to the offer by Alliance Standard II L.L.C. ("Purchaser LLC"), a Delaware limited liability company wholly-owned by LJ Investments, L.L.C. ("Investments LLC"), a Delaware limited liability company, and Alliance Standard II Corp. ("Purchaser Corp.," and collectively with Purchaser LLC, the "Purchasers"), a British Virgin Islands corporation wholly-owned by LJ Investments Corp. (collectively with Investments LLC, the "Funds"), a British Virgin Islands corporation, to purchase:

     (i) up to $30,000,000 principal amount of outstanding 8.40% Subordinated Notes due 1993 (the "Notes") of American Capital Corporation, a Florida corporation ("ACC"), at a price of $100 per $1,000 principal amount of Notes (including any accrued interest thereon), and

     (ii) up to 1,950,000 shares of Common Stock, par value $1.00 per share (the "TFC Common Shares," and together with the ACC Preferred Shares, the "Shares") of TransCapital Financial Corporation, a Delaware corporation ("TFC" and together with ACC, the "Companies"), at a price of $1.00 per TFC Common Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 12, 1998 a copy of which is attached to the Original Statement as Exhibit (a)(1) (the "Original Offer to Purchase"), as supplemented and amended by the Supplement attached to Amendment No. 1 of the Statement, filed February 4, 1998, as Exhibit (a)(10) (the "Supplement;" the Original Offer to Purchase as supplemented and amended by the Supplement is referred to herein as the "Offer to Purchase"), and in the related Letters of Transmittal (which collectively constitute the "Offer"). Capitalized terms not otherwise defined herein have the meanings established in the Original Statement.

     Except as set forth herein or in Amendment No. 1, there have been no changes in the information as set forth in the Original Statement.


ITEM 10.          ADDITIONAL INFORMATION.

          (b) The information set forth in press release of the Purchasers dated February 6, 1998, is incorporated herein by reference.

ITEM 11.                   MATERIAL TO BE FILED AS EXHIBITS.

  Exhibit
  Number     Exhibit

  (a)(1)     Offer to Purchase, dated January 12, 1998.*
  (a)(2)     Letter of Transmittal with respect to ACC Preferred Shares.*
  (a)(3)     Letter of Transmittal with respect to TFC Common Shares.*
  (a)(4)     Notice of Guaranteed Delivery for ACC Preferred Shares.*
  (a)(5)     Notice of Guaranteed Delivery for TFC Common Shares.*
  (a)(6) Letter from IBJ Schroder Bank & Trust Company as depositary agent for the Purchasers to brokers, dealers, banks, trust companies and nominees.*
  (a)(7) Letter to be sent by brokers, dealers, banks, trust companies and nominees to their clients.*
  (a)(8) IRS Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
  (a)(9)     Summary Advertisement, dated January 13, 1998.*
  (a)(10)    Supplement dated February 4, 1998, to the Offer to Purchase.**
  (a)(11)    Amended Letter of Transmittal with respect to TFC Common Shares.**
  (a)(12) Amended letter from IBJ Schroder Bank & Trust Company as depositary agent for the Purchasers to brokers, dealers, banks, trust companies and nominees.**
  (a)(13) Amended letter to be sent by brokers, dealers, banks, trust companies and nominees to their clients.**
  (a)(14)    Press release dated February 6, 1998.
  (b)        None.
  (c)(1) Filing Agreement dated January 12, 1998 between Alliance Standard II L.L.C. and Alliance Standard II Corp.*
  (c)(2) Agreement dated December 1, 1997 between JL Advisors, L.L.C. and Collectible Certificates, L.L.C.*
  (d)        None.
  (e)        Not applicable.
  (f)        None.


*        Filed as an exhibit to the Original Statement.
**       Files as an exhibit to Amendment No. 1.

                                   SIGNATURES

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 1998

                             Alliance Standard II L.L.C.
                             By:   LJ Investments, L.L.C., its managing
                                    member
                                    By:  JL Advisors II, LLC, its managing
                                         member



      s/ Michael L. Lewittes                  By:    s/ Michael L. Lewittes
      ----------------------                         ----------------------
      Michael L. Lewittes                            Michael L. Lewittes, Member

                                           By:  Jaffe Capital Management Group,
                                                LLC, member



      s/ Robert S. Jaffe                      By:    s/ Robert S. Jaffe
      ------------------                            ------------------
      Robert S. Jaffe                                Robert S. Jaffe, Member

                                     Alliance Standard II Corp.



                                           By:      s/ Keith R. Bish
                                                    ----------------
                                                    Keith R. Bish, Director

                                INDEX OF EXHIBITS
                                                                   Sequentially
 Exhibit                                                             numbered
 number         Exhibit                                                pages


  (a)(1)    Offer to Purchase, dated January 12, 1998.*
  (a)(2)    Letter of Transmittal with respect to ACC Preferred Shares.*
  (a)(3)    Letter of Transmittal with respect to TFC Common Shares.*
  (a)(4)    Notice of Guaranteed Delivery for ACC Preferred Shares.*
  (a)(5)    Notice of Guaranteed Delivery for TFC Common Shares.*
  (a)(6) Letter from IBJ Schroder Bank & Trust Company as depositary agent for the Purchasers to brokers, dealers, banks, trust companies and nominees.*
  (a)(7) Letter to be sent by brokers, dealers, banks, trust companies and nominees to their clients.*
  (a)(8) IRS Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
  (a)(9)    Summary Advertisement, dated January 13, 1998.*
  (a)(10)   Supplement dated February 4, 1998, to the Offer to Purchase.**
  (a)(11)   Amended Letter of Transmittal with respect to TFC Common Shares.**
  (a)(12) Amended letter from IBJ Schroder Bank & Trust Company as depositary agent for the Purchasers to brokers, dealers, banks, trust companies and nominees.**
  (a)(13) Amended letter to be sent by brokers, dealers, banks, trust companies and nominees to their clients.**
  (a)(14)   Press release dated February 6, 1998.
  (b)       None.
  (c)(1)    Filing Agreement dated January 12, 1998 between Alliance Standard
            II L.L.C. and Alliance Standard II Corp.*
  (c)(2) Agreement dated December 1, 1997 between JL Advisors, L.L.C. and Collectible Certificates, L.L.C.*
  (d)       None.
  (e)       Not applicable.
  (f)       None.


*     Filed as an exhibit to the Original Statement.
**    Filed as an exhibit to Amendment No. 1.